June 23, 2008

U.S. Securities & Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:

Estore of N.Y., Inc.

CIK No. 0001381204

Registration Statement of Form S-1

Filed on March 15, 2007

File No. 333-141333

Dear Securities and Exchange Commission:

    On June 3, 2008, the Registrant submitted, via electronic filing, a request (the "Form RW") for an order granting withdrawal of its Registration Statement on Form S-1 (File No. 333-141333), originally filed on March 15, 2007 and amended on several occasions from May 5, 2007 to March 18, 2008.  The original request for withdrawal contained errors and, therefore, the Company is requesting that the original request be withdrawn so that it may file a corrected Form RW.  As such, the Registrant hereby requests that this request be withdrawn.

By: /s/ Eric Khteeb

Eric Khteeb

President and Director